Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

(1) MODIFIED RESUMPTION GUIDANCE;

(2) ADDITIONAL DETAILS ON THE KEY FINDINGS OF

INDEPENDENT INVESTIGATION AND

SUPPLEMENTAL INVESTIGATION;

(3) KEY FINDINGS AND RESULTS OF

INTERNAL CONTROL REVIEW; AND

(4) CONTINUED SUSPENSION OF TRADING

This announcement is made by Lufax Holding Ltd (the “Company”, together with its subsidiaries and other consolidated entities, the “Group”, each referred to as “Lufax”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

I.	MODIFIED RESUMPTION GUIDANCE

References are made to the Company’s announcements dated January 27, 2025, January 28, 2025, March 3, 2025, March 28, 2025, April 23, 2025, May 9, 2025, May 13, 2025, June 25, 2025, July 17, 2025, October 24, 2025, January 27, 2026, April 27, 2026 and July 24, 2026 (collectively, the “Announcements”), in connection with, among other things, the matters relating to the suspension of trading, the resumption guidance, and the quarterly update of the resumption progress. Unless otherwise defined, capitalized terms used in this section shall bear the same meanings as those defined in the Announcements.

Resumption Guidance

As disclosed in the Company’s announcement dated March 28, 2025, on March 21, 2025, the Company received a letter from the Stock Exchange setting out the following guidance for the resumption of trading in the shares of the Company on the Stock Exchange (the “Resumption Guidance”):

(a)

conduct an appropriate independent forensic investigation into certain possible related party transactions of the Company (the “Subject Transactions”), assess the impact on the Company’s business operations and financial position, announce the findings of the investigation and take appropriate remedial actions;

(b)	publish all outstanding financial results required under the Listing Rules and address any audit modifications;

(c)

demonstrate that there is no reasonable regulatory concern about the integrity, competence and/or character of the Group’s management and/or any persons with substantial influence over the Company’s management and operations, which may pose a risk to investors and damage market confidence;

(d)	conduct an independent internal control review and demonstrate that the Company has in place adequate internal controls and procedures to meet its obligations under the Listing Rules;

(e)	demonstrate the Company’s compliance with Rule 13.24 of the Listing Rules; and

(f)	inform the market of all material information for the Company’s shareholders and other investors to appraise the Company’s position.

Modified Resumption Guidance

On April 24, 2026, the Company received a letter from the Stock Exchange notifying the Company of the amendments to one of the Resumption Guidance (the amendments are shown in underlined and bold and, together with other unmodified Resumption Guidance, are collectively referred to as the “Modified Resumption Guidance”) as follows:

(a)

conduct an appropriate independent forensic investigation into (i) the Subject Transactions; (ii) Loan Transactions (as defined below) (with a view to identifying any other entities and/or transactions of similar nature); and (iii) hospitality expenses incurred by certain Company employees that had not previously been consolidated into Lufax’s financial records and their implications, if any, under applicable law, assess the impact on the Company’s business operations and financial position, announce the findings of the investigation and take appropriate remedial actions.

Under Rule 6.01A(1) of the Listing Rules, the Stock Exchange may cancel the Company’s listing if the ordinary shares of the Company have been suspended from trading for a continuous period of 18 months, and if the Company fails to remedy the issues causing its trading suspension, fulfill the Modified Resumption Guidance, and fully comply with the Listing Rules to the Stock Exchange’s satisfaction and resume trading in its shares by the end of the 18-month period (being July 27, 2026). Under Rules 6.01 and 6.10 of the Listing Rules, the Stock Exchange also has the right to impose a shorter remedial period or to cancel the listing of the Company immediately, where appropriate.

II.	PROGRESS IN FULFILLING THE MODIFIED RESUMPTION GUIDANCE

The Company has continued to take proactive and necessary measures to fulfill the requirements set out in the Modified Resumption Guidance, comprehensively advancing the implementation of remedial measures, and complying with the Listing Rules to the Stock Exchange’s satisfaction, with a view to resuming trading in its shares as soon as possible. As of the date of this announcement, the progress made by the Company in fulfilling the Modified Resumption Guidance is summarized as follows:

(a)

The Company has appointed Morgan, Lewis & Bockius LLP, a leading international law firm, supported by AlixPartners (Shanghai) Business Advisory Services Limited, forensic accountants from an international consulting firm that is not the Company’s auditors (collectively, the “Investigation Team”) to conduct independent investigations (the “Independent Investigation”) into the Subject Transactions, the Loan Transactions (as defined below) and certain hospitality expenses claimed by certain employees of the Company through Zhongshi;

(b)

The Company has restated its annual financial information for the financial years 2022 and 2023. The Company has appointed Ernst & Young and Ernst & Young Hua Ming LLP (collectively, “EY”) as the successor auditors to conduct re-audits. As of the date of this announcement, the Company has published all outstanding financial results. For details, please refer to the audited annual results for the financial years 2022 to 2024 published by the Company on February 15, 2026, and the interim results announcement for 2025 and the audited annual results announcement for 2025 published on April 30, 2026;

(c)

The Company has undertaken an overall optimization and adjustment of its Board and management structure, and has established the position of Chief Compliance Officer, placing enhanced emphasis on the development of its compliance culture, with a view to further enhancing the level of compliance and corporate governance of the Company;

(d)

The Company has appointed Deloitte Consulting (Shanghai) Co., Ltd. (the “Independent Internal Control Consultant”) to review the internal control policies and procedures of the Group and to provide rectification recommendations to enhance the Group’s internal control system. The Company has implemented corresponding remedial measures to address the identified internal control deficiencies in accordance with the recommendations of the Independent Internal Control Consultant. As of the date of this announcement, according to the follow-up review of the Independent Internal Control Consultant, the improvement recommendations proposed by the Independent Internal Control Consultant have been adopted and implemented. Details of the findings of the internal control review are set out in Section IV of this announcement;

(e)

The Company’s core retail credit and enablement business and consumer finance business have continued to operate normally, with their fundamental business performance remaining stable, thereby providing a solid operational foundation for the implementation of the remedial measures and the resumption of trading; and

(f)

The Company published periodic updates on the progress of resumption on a quarterly basis, and timely and comprehensively disclosed to the market and investors the progress of remedial measures and significant developments of the Group.

III.	ADDITIONAL DETAILS ON THE SCOPE, OBJECTIVES AND KEY FINDINGS OF INDEPENDENT INVESTIGATION AND SUPPLEMENTAL INVESTIGATION

References are made to: (i) the announcement of the Company dated April 23, 2025 (the “1st Findings Announcement”), in relation to, among other things, the key findings of the Independent Investigation regarding the Subject Transactions; and (ii) the announcement of the Company dated January 27, 2026 (the “2nd Findings Announcement”, together with the 1st Findings Announcement, the “Findings Announcements”), in relation to, among other things, the key findings of the Supplemental Investigation (as defined below) in relation to additional transactions of a similar nature (the “Similar Transactions”). Unless otherwise defined, capitalized terms used in this section shall bear the same meanings as those defined in the Findings Announcements.

1.	Scope and Objectives of Independent Investigation

To address alleged concerns raised by the Company’s predecessor auditors about the Subject Transactions (consisting of three transactions, namely Transaction 1 — transfer of loan receivable assets to a bank; Transaction 2 — investment in certain trusts established by a trust company as the sole investor; and Transaction 3 — investment in additional trusts established by another trust company as the sole investor), details of which are set out in the Company’s circular dated May 29, 2025 and in Section III of this announcement, the audit committee of the Board (the “Audit Committee”) has engaged the Investigation Team to conduct an Independent Investigation into the Subject Transactions, covering the period from January 1, 2022 to December 31, 2024.

The Investigation Team investigated the Subject Transactions, covering the period from January 1, 2022 to December 31, 2024, for the purpose of identifying (i) the background and commercial substance of the Subject Transactions, including whether such transactions were used to compensate the Company’s affiliated entities for losses incurred by those or other affiliated entities in prior transactions with the Company; (ii) whether the Subject Transactions were connected transactions under applicable Listing Rules and were duly authorized and properly recorded; (iii) whether the Subject Transactions were negotiated on an arm’s length basis; and (iv) whether the accounting treatment of the Subject Transactions was appropriate.

2.	Scope and Objectives of Supplemental Investigation

The Investigation Team and EY, the auditors of the Company, pointed out to the Audit Committee that there might be several additional transactions similar in nature to Transaction 1 and Transaction 2. To ascertain whether there were additional transactions of a similar nature as the Subject Transactions, the Investigation Team, under the instruction of the Audit Committee, conducted a supplemental investigation (the “Supplemental Investigation”) into multiple loans extended by the Company to Shenzhen DeCheng Investment and Development Co., Ltd. (“DeCheng Investment”) and related transactions during the period from June 2017 to January 2023, with an aggregate amount of RMB3.84 billion1 (the “Loan Transactions”).

1

As of the end of 2025, the outstanding loan principal amount was approximately RMB1.5 billion, of which RMB1.4 billion was impaired due to a decline in value of the acquired assets in the Loan Transactions and the remaining net value recognized in the respective standalone financial statements of the lending members of the Group totaled approximately RMB0.1 billion.

The Investigation Team, under the direction of the Audit Committee, conducted the Supplemental Investigation into the Loan Transactions for the period from January 1, 2022 to December 31, 2024 (the “Review Period”), for the purpose of (i) understanding the background, purpose, and structure of the Loan Transactions that had outstanding balances on the Company’s financial statements during the Review Period, as well as information on the personnel and entities involved; (ii) assessing whether DeCheng Investment constituted a connected party of the Company, whether the 2022 Loan Transactions constituted connected transactions, and whether they were duly authorized and properly recorded; (iii) evaluating the knowledge and participation of relevant personnel involved in the 2022 Loan Transactions, and the knowledge and participation of the directors of the Company serving during the Review Period regarding the 2022 Loan Transactions; and (iv) assessing whether the accounting treatment of the five loan transactions with outstanding balances during the Review Period was appropriate in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS); and whether the impairment provisions made by the Company for the Loan Transactions were appropriate at the end of each year during the Review Period.

In addition, during the Supplemental Investigation, the Investigation Team identified potential issues with certain hospitality expenses paid by certain employees through Zhongshi and recommended further investigation and compliance assessment of these expenses. In January 2026, EY, the auditors of the Company, recommended that the Company adopt the Investigation Team’s recommendation of conducting an independent investigation into the relevant hospitality expenses. The Audit Committee was of the view that it was necessary and appropriate to conduct an independent investigation into these expenses to enable the Company and the Audit Committee to effectively assess the compliance risks associated with these transactions. As requested by and under the supervision of the Audit Committee, the Investigation Team conducted an Independent Investigation into the hospitality expenses reimbursed through Zhongshi from 2021 to 2025 based on the Company’s internal self-inspection that was conducted under the oversight of the Investigation Team and the Audit Committee.

3.	Investigation Procedures

The Investigation Team has undertaken the necessary investigative steps, including:

a.

collection of documents and information: drafting and sending to the Company a list of required information and documents based on the needs of the investigation and the instructions of the Audit Committee;

b.

review and analysis of the Company’s documents: reviewing information and documents provided by the Company, including but not limited to: the Company’s relevant policies, process systems, financial documents, contracts and agreements, approval structures, approval documents, employee information, communications with relevant third parties, meeting minutes, bank statements, accounting records, etc., identifying and analyzing relevant legal and financial issues, verifying potential issues related to entities, assets, and fund flows. For documents not available remotely, on-site review was conducted;

c.

electronic forensic evidence collection and review: subject to relevance and availability, conducting forensic imaging, data extraction, and keyword searches on the Company’s laptops and server emails of electronic evidence subjects. Based on keyword search results, the Investigation Team reviewed a large volume of electronic files (with the exact volume subject to each investigation project), requested electronic evidence subjects to provide communication records from their mobile devices that were related to business communications, and requested their consent in accordance with applicable legal requirements;

d.

interviews: conducting preliminary and substantive interviews with relevant employees (including current and available former employees), directors of the Company and relevant entities to understand the background, purpose, and execution of transactions;

e.

background checks/public information searches: conducting public information searches (including company registry, shareholding structures, connected party relationships, etc.) on counterparties, relevant partners, and entities potentially related to the investigation matters to identify possible relationships or connections. For investigations related to hospitality expenses, background checks on relevant suppliers and invoice issuers were also conducted;

f.

sampling tests: for investigations related to hospitality expenses, based on the list of hospitality expense invoices discovered by the Company through self-inspection, taking into account risk priority, expense type, transaction characteristics and amount, adopting a targeted sampling method based on risk indicators to perform testing procedures, including invoice verification, comparison with supporting documents, and assessment of compliance with relevant policies, on the selected samples;

g.

tracing fund flows: in respect of the relevant transactions, the Investigation Team reviewed the transaction records of the relevant bank accounts, obtained bank receipts, observed the process by which the personnel of the payment platform queried and exported payment details from the backend database system, and observed the manner in which the personnel of DeCheng Investment queried and exported payment details through the corporate online banking system, so as to establish a chain of fund flows; and

h.

targeted procedures: in respect of the hospitality expenses, conducting an independent review on the hospitality expenses reimbursed through Zhongshi during the five years ended December 31, 2025 based on the Company’s self-inspection.

4.	Main Limitations of the Investigation

During the execution of the above procedures, the Investigation Team encountered several limitations, primarily including: as some evidence subjects had left the Company, their work computers had been reformatted and reused, making it impossible to obtain computer data, and their email data could not be retrieved as it exceeded the Company’s archival retention period; the evidence subjects were requested to provide consent, but some of them did not provide the necessary consent to the collection of data from their personal mobile devices, and due to restrictions under Chinese data privacy laws, emails and instant messaging records (e.g., WeChat) on personal devices and personal bank and payment transaction information could not be obtained without the data subjects’ consent; the Investigation Team lacked compulsory investigation powers, and some individuals and third-party companies were unable to cooperate with interviews or could not be contacted, and third-party company documents were not available.

To mitigate the impact of these limitations, the Investigation Team performed additional and alternative procedures, including but not limited to, cross-verification of the electronic files obtained, in-depth searches of public information, detailed analysis of existing documents, and cross-checking of evidence from multiple sources to reach reasonable investigation conclusions. The Investigation Team has also fully disclosed the information limitations to the Audit Committee.

5.	Additional Details on the Key Investigation Findings

Pursuant to the Listing Rules, the Board hereby reports to the Shareholders and other investors additional details relating to the Subject Transactions and Similar Transactions that the Company has previously disclosed in the Findings Announcements.

A.	Additional Details of the Subject Transactions

In sum and substance, the Subject Transactions, as described in the letters received by the Audit Committee from the Company’s predecessor auditors (the “Predecessor Auditors’ Letters”), are as follows: (a) Transaction 1 — Transfer of loan receivable assets to a bank: From July 2023, the Company sold and transferred to a bank several portfolios of the Company’s loan receivables assets, the settlement of which was guaranteed by the Company. Under applicable accounting standards, these loan receivables should have been and were recorded as assets on the Company’s books with a corresponding liability to the bank; (b) Transaction 2 — Investment in certain trusts established by a trust company as sole investor: According to the Company’s predecessor auditors, from June 2023, the Company invested in several trusts established by a trust company as the sole investor. In the Predecessor Auditors’ Letters, the Company’s predecessor auditors recounted purported statements from “Company management that Lufax was unfamiliar with the underlying assets,” although Lufax was the “sole investor in the instruments” and the assets were “managed by another entity that is an affiliated company of Lufax,” as learnt by the Company’s predecessor auditors; (c) Transaction 3 — Investment in additional trusts established by another trust company as sole investor: According to the Company’s predecessor auditors, from July 2020, the Company invested in several trusts established by another trust company as the sole investor. As of September 30, 2024, the Company had invested in four trusts established by this trust company; two of the four trusts remained active as of the time of Predecessor Auditors’ Letters. The Predecessor Auditors’ Letters further stated that, similar to Transaction 2, “Company management indicated to the Company’s predecessor auditors that it did not know the assets in which the trusts were invested” in connection with Transaction 3, “notwithstanding that Lufax is the sole investor in the trusts.”

For the Subject Transactions, details of the key findings of the Independent Investigation are set out as follows:

A.1	Detailed findings of Transaction 1 and Transaction 2

As disclosed in the Findings Announcements, Transaction 1 and Transaction 2 were interconnected as part of a series of arrangements (the “Series of Arrangements”).

Background

Ping An Daoyuan Investment Management (Shanghai) Co., Ltd. (“Daoyuan”, a former indirect subsidiary of Ping An Insurance (Group) Company of China, Ltd. (“Ping An Group”) which was de-registered in September 2025), issued a number of financial products (the “Daoyuan Products”), which were promoted through the Company’s online platform in the course of conducting the Company’s wealth management business2. Pursuant to the advertising cooperation agreement between the Company’s subsidiary and Shanghai Lufax Fund Sales Co., Ltd. (“Lufunds”, a subsidiary of Ping An Group and managed by Lufax at the time), which acted as the sales agent for Daoyuan, the Company’s online platform provided traffic referral services (the “Referral Services”) for the sale of the Daoyuan Products by Lufunds. These Daoyuan Products invested in various real estate convertible bonds, which exposed retail investors to the risk of investment losses when the underlying debts became overdue.

During September to November 2022, the relevant regulatory body of the PRC identified that Lufunds was in breach of the relevant regulations in relation to the sale of non-standard products, the sales of products other than public funds and private securities investment funds, and the suitability of products. Lufunds was required to rectify the non-compliance and suspended certain of its business. Ping An Group therefore assumed supervision responsibility, facilitating the Company and relevant parties to resolve the issues relating to the Daoyuan Products.

2

Since its establishment in 2014, the Company has conducted wealth management business. The Company has commenced the exit from its wealth management business since 2022, and no longer enables new wealth management products, maintaining the existing wealth management products until their maturity.

In view of (i) the aforementioned findings of the relevant regulatory body of the PRC, (ii) the risk of investment losses to which the retail investors of Daoyuan Products were exposed, (iii) the significant pressure on the Company arising from contemporaneous negative media coverage at the material time, in which investors directed complaints against the Company as though the Company were the distributor of the Daoyuan Products, and (iv) the purported promotion of the Daoyuan Products by certain personnel of the Company in the Company’s name, non-compliant with the relevant regulatory requirements, in the course of provision of the Referral Services, the Company engaged in discussions with Ping An Trust Co., Ltd. (“Ping An Trust”, a subsidiary of Ping An Group), the de facto manager of Daoyuan at the material time, to jointly address the repayment risks (the “Daoyuan Arrangements”). Following an assessment of the potential investment returns of the Daoyuan Products, Ping An Trust agreed to invest in the underlying assets of the Daoyuan Products and acquired the beneficial rights and 20% of the subordinated beneficial rights to repayment of the underlying debts at RMB2.75 billion, based on the underlying asset value multiplied by the coverage ratio, in accordance with fair market valuation and the regulatory approval rationale. Lufax agreed to acquire the remaining 80% of the subordinated beneficial rights to repayment of the underlying debts at the remaining amount payable to the retail investors of the Daoyuan Products being RMB1.37 billion (the “Compensation Amount”). Pursuant to the Daoyuan Arrangements, in case of any repayment of the underlying debts, Ping An Trust is the first in line to be repaid up to RMB2.75 billion, and for any portion exceeding this amount, Ping An Trust and Lufax shall be repaid 20% and 80%, respectively.

Investment in certain trusts and acquisition of Daoyuan Assets (Transaction 2)

Between May 31, 2023 and May 29, 2024, Ping An Puhui Lixin Asset Management Limited (now renamed as “Ping An Rongyi Lixin Investment Services (Zhuhai) Co., Ltd.”) (“Puhui Lixin”), an indirect wholly owned subsidiary of the Company, invested a total of approximately RMB8.79 billion as the sole investor in 11 trusts (the “Trusts”) established by an independent third-party trust company (referred to in Transaction 2). The Trusts were actually controlled by Lufax, and the underlying assets in which the Trusts invested were selected in accordance with Lufax’s requirements and instructions. Between June 2023 and January 2024, the Trusts acquired a series of income rights (the “Daoyuan Assets”) in respect of Daoyuan Products from Shenzhen Ping An Properties Investment Co., Ltd. (“Ping An Property”, a subsidiary of Ping An Group) and Shenzhen Xingkerong Investment Co., Ltd. (“Xingkerong”, a subsidiary of Ping An Group), which held the underlying assets relating to the Daoyuan Products on behalf of Daoyuan, at an acquisition amount of approximately RMB1.37 billion, which were finally paid to the retail investors of the Daoyuan Products. Although the acquisition of the Daoyuan Assets was undertaken for the purpose of compensating the retail investors of financial products promoted on the platform of the Company, as a result of the manner in which such arrangement was structured via the Trusts, the relevant transactions were conducted on an off-book basis and the applicable requirements under Chapter 14A of the Listing Rules were circumvented.

Puhui Loan Assets (Transaction 1)

To mitigate the potential impairment to the book value of certain assets purchased by the Trusts (the “Target Assets”, namely, Daoyuan Assets and Pingxin Assets (as defined below)), Lufax also transferred certain high-yield assets, namely Puhui Loan Assets (as defined below), to these trusts through a third-party bank (referred to in Transaction 1). The Company recorded these trusts that were under de facto control by Lufax as discretionary trusts.

From July 2023 to September 2024, the Trusts acquired through certain bank the Puhui loan assets (the “Puhui Loan Assets”) actually owned by Lufax, for which the Trust paid approximately RMB6.48 billion with the funds from Lufax and paid approximately RMB2.73 billion with the loan repayment proceeds from such assets. As of the end of September 2024, the outstanding balance of the Puhui Loan Assets was approximately RMB6.58 billion. The loans under the Puhui Loan Assets bear an annual interest rate of 16%, being 100% guaranteed by Ping An Puhui Financing Guarantee Co., Ltd. (now renamed as “Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd.”, being an entity within the consolidation scope of the Company). Specifically, Lufax selected an independent third-party bank as a conduit to first transfer the Puhui Loan Assets to such bank, which then transferred the Puhui Loan Assets to the Trusts.

The above acquisitions were intended to offset the impairment of the Target Assets using stable high-yield Puhui Loan Assets with an annual interest rate of 16%, and Lufax, by controlling the calculation of the monthly net asset value of the Trusts, ultimately maintained an overall return of approximately 4% on the investments of the Trusts.

Under the Series of Arrangements, the Trusts used Lufax’s initial investment amount and the repayments received from the Puhui Loan Assets during the transaction process to acquire the Target Assets held by connected persons, as well as the Puhui Loan Assets actually owned by Lufax.

Acquisition of Pingxin Assets (Transaction 2)

Other than the acquisition of Daoyuan Assets, the Trusts were also used for acquisition of other assets.

Shanghai Pingxin Asset Management Co., Ltd. (“Pingxin”) was a non-financial subsidiary of Ping An Group. Pursuant to the requirements of the relevant regulatory body of the PRC to focus on core financial business, Pingxin, as a non-financial company, was required to dispose of its non-performing assets. Accordingly, Pingxin was required to dispose of the relevant assets including certain income rights (the “Pingxin Assets”) related to the loan assets held by Pingxin as soon as practicable in accordance with the relevant requirements. Having assessed the potential recovery returns of the underlying debts of Pingxin Assets, the Company determined that the assets had commercial value and that profitability could be achieved with proper debt collection efforts. Therefore, during the period from May 2023 to January 2024, the Trusts acquired Pingxin Assets from Pingxin at an acquisition amount of approximately RMB0.84 billion, which was determined by reference to the then-current valuation report issued by an appraisal institution, entrusted by Pingxin. Although the acquisition of Pingxin Assets was undertaken for the purpose of acquiring assets with commercial value, as a result of the manner in which such arrangement was structured via the Trusts, the relevant transactions were conducted on an off-book basis and the applicable requirements under Chapter 14A of the Listing Rules were circumvented.

Summary of Transaction 1 and Transaction 2

In summary, Transaction 1 refers to Lufax transferring the Puhui Loan Assets to an independent third-party bank (as a conduit) under the above Series of Arrangements; Transaction 2 refers to the establishment of the Trusts by Lufax under the above Series of Arrangements. The substance of the above Series of Arrangements was that Lufax acquired the Daoyuan Assets from Ping An Property and Xingkerong (which held the Daoyuan Assets on behalf of Daoyuan), and acquired the Pingxin Assets from Pingxin. Pursuant to Chapter 14A of the Listing Rules, Ping An Property, Xingkerong, Daoyuan and Pingxin are all subsidiaries of Ping An Group, the controlling shareholder of the Company, and are therefore connected persons of the Company. Therefore, the above Series of Arrangements constituted connected transactions of the Company under the Listing Rules. As one or more of the applicable percentage ratios in respect of the acquisition of the Daoyuan Assets and the acquisition of the Pingxin Assets, whether on a standalone or aggregated basis, exceeded 5%, these transactions were subject to the announcement, reporting and approval of independent shareholders requirements under Chapter 14A of the Listing Rules. Although the acquisition of the Target Assets was undertaken for the purposes of compensating the retail investors of financial products promoted on the platform of the Company and acquiring assets with commercial value, as a result of the manner in which such arrangement was structured, the relevant transactions were conducted on an off-book basis and the applicable requirements under Chapter 14A of the Listing Rules were circumvented. Pursuant to Chapter 14 of the Listing Rules, as one or more of the applicable percentage ratios in respect of the acquisition of the Daoyuan Assets and the acquisition of the Pingxin Assets, whether on a standalone or aggregated basis, exceeded 5% but were less than 25%, such transactions constituted discloseable transactions of the Company and were therefore subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

According to the Independent Investigation on Transaction 1 and Transaction 2: (i) Transaction 1 and Transaction 2 were not used to compensate the Company’s affiliated entities for losses incurred by those or other affiliated entities in prior transactions with the Company; (ii) Transaction 1 and Transaction 2 were interconnected as part of the Series of Arrangements for the purpose of acquiring Daoyuan Assets and Pingxin Assets to compensate the retail investors and acquire assets with commercial value respectively and constituted connected transactions of the Company under Chapter 14A of the Listing Rules, but were not fully authorized and recorded; (iii) as the acquisition of the Daoyuan Assets and the Pingxin Assets were undertaken for the purpose of compensating the retail investors and acquiring assets with commercial value respectively, Transaction 1 and Transaction 2 were not negotiated on an arm’s length basis and Transaction 1 lacked commercial substance; and (iv) the accounting treatment of the Subject Transactions was not appropriate, as Transaction 1 and Transaction 2 failed to reflect the underlying nature of the transactions (i.e. the acquisition of Daoyuan Assets and Pingxin Assets).

A.2 Detailed findings of Transaction 3

Transaction 3, which was alleged by the Company’s predecessor auditors to have shared similar characteristics with Transaction 1 and Transaction 2, was unrelated to the compensation of retail investors of financial products or the Series of Arrangements. Transaction 3 refers to the Company’s investment in certain trusts established by another independent third-party trust company. Such trust company exercised active discretionary management authority over these trusts, and all investment decisions regarding the underlying assets of the relevant trust plans were made by such third-party trust company independently. Lufax only provided recommendations to such trust company. Such trust company retained sole discretionary control over investment decisions and evaluated all recommendations against its own admission criteria before making any investment.

Based on findings from the Independent Investigation on Transaction 3: (i) Transaction 3 was not used to compensate the Company’s affiliated entities for losses incurred by those or other affiliated entities in prior transactions with the Company; (ii) Transaction 3 did not constitute connected transactions of the Company and was fully authorized and recorded; (iii) the Investigation Team found no evidence showing that Transaction 3 was not negotiated on an arm’s length basis; and (iv) there were certain instances of duplicate accounting in the accounting treatment of Transaction 3 requiring reversal and adjustment.

B.	Additional Details on the Key Findings of the Supplemental Investigation

In respect of the Loan Transactions, being the various loans provided by the Company to DeCheng Investment3 during the period from June 2017 to January 2023, with an aggregate amount of RMB3.84 billion4, the details of the key findings of the Supplemental Investigation are set out as follows:

(1)	2017 Loan Transactions

In late 2016, the Company sought to enter the non-performing debt collecting business. However, to mitigate possible reputational risks associated with this business and to facilitate the development of clients outside the Group, the Company planned to establish a debt collection company outside of the Group. At the material time, the Company considered the debt collection business to have good prospects, and therefore in 2017, it appears that the former Chief Financial Officer of Ping An Puhui Enterprise Management Co., Ltd (a subsidiary of the Company), discussed with the former Deputy General Manager of Shenzhen DeCheng Property Services Co., Ltd. (“DeCheng Property”)5, one of the external suppliers of Ping An Group, about the potential cooperation in establishing the

3

To the best knowledge of the Company, according to the public information, as of the date of this announcement, DeCheng Investment is owned as to 95% by Zhu Bei (朱琲) and as to 5% by Song Danqiao (宋丹喬).

4

As of the end of 2025, the outstanding loan principal amount was approximately RMB1.5 billion, of which RMB1.4 billion was impaired due to a decline in value of the acquired assets in the Loan Transactions and the remaining net value recognized in the respective standalone financial statements of the lending members of the Group totaled approximately RMB0.1 billion.

5

To the best knowledge of the Company, according to the public information, as of the date of this announcement, DeCheng Property is owned as to 90% by Shenzhen Jinxing Investment Development Co., Ltd. and as to 10% by Zhang Xiongwen (張雄文).

debt collection company. Considering the principal business of DeCheng Property was not investment-related, DeCheng Property agreed to participate as a 10% minority shareholder of the debt collection company, and recommended that DeCheng Investment, with investment as principal business at the material time and also one of the external suppliers of Ping An Group, to hold equity interest of the debt collection company as a nominee shareholder for the Company. At the material time, both DeCheng Property and DeCheng Investment were wholly owned by Shenzhen Anxing Industrial Group Co., Ltd.6. Therefore, in June 2017 and January 2018, Lufax extended loans of RMB60 million and RMB30 million, respectively, to DeCheng Investment for the purpose of establishing Zhongshi Credit Management Co., Ltd. (“Zhongshi”) to carry out the business of collecting non-performing assets from small retail loans. DeCheng Investment held 90% equity interest in Zhongshi on behalf of the Company.

As disclosed in the announcement of the Company dated February 15, 2026 (the “February 2026 Announcement”), Zhongshi was under the de facto control of the Company, but had not been historically included in the Company’s consolidated financial statements. The operations, personnel, finances, budgets, policies, centralized corporate functions and other aspects of Zhongshi were all managed by the Company.

As of the end of 2024, the outstanding loan principal was RMB90 million7.

(2)	2019 Loan Transactions

As disclosed in the February 2026 Announcement, Shenzhen Jiayun Hua’ao Investment Management Co., Ltd. (renamed as “Shenzhen Jiayun Hua’ao Information Services Co., Ltd.” on October 27, 2023, “Jiayun Hua’ao”) was under the de facto control of the Company, but had not been historically included in the Company’s consolidated financial statements. Based on the findings of the Independent Investigation, the Company’s acquisition of, and capital injection into, Jiayun Hua’ao through DeCheng Investment was intended to facilitate the Company’s disposal of risk assets. The Company maintained management and control of Jiayun Hua’ao’s operations, bank accounts, and accounting books and records.

In 2019, the financial products (the “2019 Products”) marketed and promoted through the Company’s online platform encountered risks, primarily due to defaults of the underlying assets or failure to meet expectations, which were expected to result in losses to retail investors of such products. From January to August 2019, Lufax, through Jiayun Hua’ao, acquired the 2019 Products or their underlying assets (the “2019 Assets”) at an aggregate amount of approximately RMB0.7 billion, in order to compensate investors of such products. The 2019 Products mainly included financial products issued by third parties and P2P products. The Investigation Team did not identify evidence indicating that the above arrangements were related to the compensation of Ping An Trust or Daoyuan products.

6	To the best knowledge of the Company, Shenzhen Anxing Industrial Group Co., Ltd. was an independent third party of the Company during the material time.
7	As of the end of 2025, the outstanding loan principal was approximately RMB90 million.

The funds for Jiayun Hua’ao’s acquisition of the 2019 Assets were derived from loans extended by the Company to DeCheng Investment. From January to August 2019, the Company, through its first subsidiary, extended loans to DeCheng Investment in an aggregate amount of approximately RMB1.8 billion, of which approximately RMB0.7 billion was used as capital contribution to Jiayun Hua’ao, and Jiayun Hua’ao subsequently used such capital to acquire the 2019 Assets, while the remaining RMB1.1 billion was lent by DeCheng Investment to Jiayun Hua’ao for investment in cash management products. In September 2019, the Company, through its second subsidiary, extended loans to DeCheng Investment in an aggregate amount of approximately RMB0.82 billion. In September 2019, DeCheng Investment repaid and settled in full the principal and interest accrued of the loans from the aforesaid first subsidiary in an aggregate amount of approximately RMB1.82 billion; in December 2019, DeCheng Investment repaid approximately RMB0.1 billion to the second subsidiary.

As of the end of 2019, the outstanding loan principal was approximately RMB0.72 billion, with an accrued interest balance of about RMB8.1 million; in preparing its 2019 financial statements, the Company made provisions for credit impairment losses totaling RMB0.64 billion based on the recoverable amount of the 2019 Assets. As of the end of 2024, the outstanding loan principal was approximately RMB0.6 billion8.

(3)	2021 Loan Transactions

In early 2021, Ping An Annuity Insurance Company Limited (“Ping An Annuity Insurance”, a subsidiary of Ping An Group) asked Ping An Puhui Enterprise Management Co., Ltd (a subsidiary of the Company) to acquire certain non-performing loans. Following discussions among the relevant parties involved, Zhongshi acquired several bond assets (the “2021 Assets”) from a third-party asset management company for a consideration of RMB190 million in February 2021.

The 2021 Assets consisted of debt securities issued by certain third parties, which were originally invested in by Ping An Annuity Insurance and subsequently transferred to the aforesaid third-party asset management company.

When Zhongshi was unable to continue holding the 2021 Assets for the benefit of its business operations, Lufax extended loans to DeCheng Investment in the amount of RMB195 million, with the purpose of enabling DeCheng Investment to acquire the 2021 Assets from Zhongshi. DeCheng Investment did so in July 2021.

As of the end of 2024, DeCheng Investment had fully repaid the principal and interest of the relevant loan, with total repayments of principal and interest to Lufax amounting to RMB210 million.

8	As of the end of 2025, the outstanding loan principal was approximately RMB0.6 billion.

(4)	2022 Loan Transactions

Daoyuan and Ping An Trust issued financial products (the “2022 Products”) which were introduced and promoted through the Company’s online platform. Certain personnel of the Company purportedly engaged in misleading practices when promoting and selling the relevant products.

When the 2022 Products encountered repayment risks, in response to Ping An Trust’s request for funding support, Ping An Trust and the Company engaged in multiple rounds of communication and negotiation, and the Company ultimately decided to jointly address the repayment risks with Ping An Trust to avoid the reputational risks that may arise from product defaults. Lufax (as the promotion platform for the 2022 Products) and Ping An Trust entered into discussions regarding compensation arrangements for the retail investors. Certain former senior management of the Company participated in such discussions. Ultimately, from May 2022 to January 2023, Lufax, through a series of loans and refinancing arrangements, extended loans totaling approximately RMB0.94 billion to DeCheng Investment. DeCheng Investment used the proceeds to acquire underlying assets of certain risk assets or non-performing asset portfolios related to the 2022 Products. The full amount of the loans (totaling approximately RMB0.94 billion) was finally paid to retail investors of the 2022 Products (the “Compensatory Transactions”), of which approximately RMB0.13 billion was ultimately paid to the retail investors of the 2022 Products issued by Daoyuan (the “Daoyuan 2022 Products”) and RMB0.81billion was ultimately paid to the retail investors of the 2022 Products issued by Ping An Trust. These distressed underlying assets, after their acquisition by DeCheng Investment, came under the Company’s de facto control. Together with the funds contributed by other parties including Ping An Trust, an aggregate amount of RMB3.14 billion was ultimately repaid to the retail investors of 2022 Products.

As of the end of 2024, the outstanding loan principal was approximately RMB0.81 billion9.

C.	Investigation Results on Related Hospitality Expenses

Pursuant to the Modified Resumption Guidance of the Stock Exchange, the Company is required to disclose information about the Investigation Team’s investigative findings concerning the hospitality expenses incurred by employees of certain departments of the Company that had not previously been consolidated into Lufax’s financial statements, as well as the corresponding compliance assessment. Accordingly, the Company hereby discloses the following:

As previously disclosed in the Company’s announcement dated January 27, 2026, the Supplemental Investigation identified three entities, including Zhongshi, that were controlled by the Company but whose financial data were not consolidated into the financial statements of the Company. The issue has since been remediated. As disclosed in the Company’s annual reports on Form 20-F for fiscal years 2024 (the “2024 Form 20-F”) and 2025 and annual reports for the years ended December 31, 2024 (the “2024 Annual Report”) and December 31, 2025, the Company has consolidated Zhongshi’s financial results into its financial statements.

9	As of the end of 2025, the outstanding loan principal was approximately RMB0.77 billion.

In December 2021, after its public listing, the Company adopted an internal policy which imposed, among other things, a limit of RMB700 per guest per occasion, a prohibition on cash equivalents and coupon, to comply with relevant applicable regulatory requirements. Certain departments of the Company reported that the aforesaid limits on hospitality expenses were difficult to apply in practice. At that time, Zhongshi was an entity under the Company’s de facto control but not consolidated into the Company’s financial statements, and its expense management policies did not impose the same limits on hospitality expenses. In July 2025, the Company terminated the practice of disbursement through Zhongshi. The last hospitality expense reimbursed through Zhongshi was submitted on July 29, 2025.

Between October 2021 and July 2025, employees of certain departments of the Company claimed hospitality expenses through Zhongshi with the acknowledgement and approval of the former senior management of the Company. The hospitality expenses reimbursed through Zhongshi primarily related to external business hospitality provided to external business counterparties. However, no direct evidence was identified by the Investigation Team directly and clearly linking the sampled hospitality expenses to the purpose of obtaining or retaining business for the Company. Based on the Company’s self-inspection that was conducted under the supervision of the Audit Committee and the Investigation Team, the total amount of hospitality expenses reimbursed through Zhongshi during such period was approximately RMB77.9 million, primarily comprised of physical gifts, gift cards and shopping cards, entertainment and catering expenses. Such reimbursement practice was discontinued as of July 2025 and the accounting issues have been rectified following the consolidation of Zhongshi’s financial results into the Company’s financial statements.

With respect to the potential legal implications under PRC and the U.S. laws, the Company has consulted with its PRC legal adviser and U.S. legal adviser. Without waiving any applicable privilege, the Company believes that the hospitality expense arrangements identified by the Investigation Team do not give rise to any material adverse risk to the Company’s business operations and that the Company is not in default of any mandatory disclosure and reporting obligations under applicable laws.

D.	Supplemental Procedures and Completeness Testing

Additionally, the Investigation Team performed supplemental procedures and completeness testing for the Review Period through (i) reviewing the contracts and approval records, listings of financial assets measured at fair value through profit or loss and the relevant underlying documents relating to the Company’s investments in single financial source financial products; (ii) reviewing the listings of outstanding loan balance as of each financial year end, listings of financial assets measured at amortized cost and the relevant underlying documents; (iii) electronic keyword searches; and (iv) interviews with relevant personnel.

Based on the information obtained from the above procedures, the Investigation Team did not identify: (i) any other Puhui Loan Assets transferred by the third-party bank as a conduit referred to in Transaction 1, trust schemes managed by the relevant third-party trust company referred to in Transaction 2 above as trustee, single financial source trust schemes managed by the relevant third-party trust company referred to in the Transaction 3 above as trustee, single financial source trust schemes in the Company’s financial investments with Puhui Loan Assets as the underlying assets, or single source asset management plans or bank wealth management products with Puhui Loan Assets as the underlying assets, where (a) the transaction prices of the underlying Puhui Loan Assets significantly deviated from the price ranges of comparable transactions as provided by the Company or obtained through public market enquiries and (b) the counterparties were the third-party bank referred to in Transaction 1, the relevant third-party trust company referred to in Transaction 2, or related companies of the Company; or (ii) any other loans similar to the Loan Transactions that were used by the Company for the purpose of compensating investors, during the Review Period.

6.	Remedial Actions

Restoration of compliance with the Listing Rules

With respect to the Series of Arrangements, as of the date of this announcement, the Company has completed the acquisition of the Daoyuan Assets and the Pingxin Assets. The Company considers that seeking shareholders’ approval for the Series of Arrangements would serve no practical purpose and, accordingly, does not intend to dispatch any circular or convene any general meeting to approve or ratify the above acquisitions. With respect to the internal control deficiencies identified, the Company has appointed an Independent Internal Control Consultant to conduct a review of the Group’s internal control policies and procedures, details of which are disclosed in Section IV of this announcement.

With respect to the Loan Transactions, the Compensatory Transactions and the relevant acquisitions, as these arrangements took place prior to the listing of the ordinary shares of the Company on the Stock Exchange in April 2023, they did not have any implications under the Listing Rules.

Repayment arrangement

With respect to the Compensation Amount of RMB1.37 billion paid by Lufax as consideration for the acquisition of the Daoyuan Assets in the Subject Transactions and finally to the retail investors of the Daoyuan Products, on April 23, 2025, Lufax entered into an agreement with Lufunds which was also involved in the selling of the Daoyuan Products, whereby Lufunds agreed to bear 70% and Lufax agreed to bear the remaining 30% of the actual investment losses incurred in connection with repayment to retail investors (the “Agreed Percentage”). Lufunds further agreed to repay Lufax the difference between the fair value of the Daoyuan Assets and the Compensation Amount based on the Agreed Percentage.

In determining the Agreed Percentage, the parties agreed that, while Lufax, as the platform that marketed and promoted the Daoyuan Products, would provide compensation to retail investors, Lufunds, as the selling agent of the Daoyuan Products, should bear the primary responsibility for such compensation, taking into account the fact that Lufunds was in breach of relevant regulations to sell the Daoyuan Products.

To properly apply the Agreed Percentage, Lufax and Lufunds agreed to appoint an independent appraiser to assess the fair value of the Daoyuan Assets at the end of each year. If the value of the Daoyuan Assets decreases, Lufunds shall compensate Lufax for 70% of the impairment amount (the “Impairment Amount”) as compared to the Compensation Amount (for the year-end fair value of 2024), or as compared to the previous year-end fair value (for the year-end fair value subsequent to 2024). Conversely, if the value of the Daoyuan Assets increases, Lufax shall pay Lufunds 70% of the surplus. In situations where the Daoyuan Assets are disposed of and the associated overdue loans are deemed unrecoverable, the proceeds from such disposal will be allocated between Lufax and Lufunds in accordance with the Agreed Percentage, based on the final disposal consideration. If the disposal is not completed by the end of 2027, the parties will enter into further negotiations to determine a new settlement arrangement at that time. In the event that the Daoyuan Assets are disposed of to the extent that the relevant non-performing loans are no longer recoverable, the Company and Lufunds shall settle on the basis of the final disposal consideration for the Daoyuan Assets and the Agreed Percentage. Lufunds has undertaken to obtain all available external resources to ensure the performance of its duties under the above repayment arrangement.

The above repayment arrangement is primarily a dynamic cash repayment arrangement of a remedial nature, the substance of which is to ensure that Lufax and Lufunds share the compensation payable to investors in a 30%:70% ratio.

To perform the above repayment arrangement, as of the date of this announcement, Lufax and Lufunds have agreed on the fair value of the Daoyuan Assets as of December 31, 2024 and 2025, based on which Lufunds has paid approximately RMB0.28 billion and RMB0.54 billion to Lufax, being the 70% of the Impairment Amount calculated based on the fair value of the Daoyuan Assets as of the end of 2024 and 2025, respectively.

With respect to the loan of RMB0.13 billion (the “DeCheng Compensation Amount”) extended by Lufax to DeCheng Investment under the 2022 Loan Transactions and ultimately used for repayment to retail investors of the Daoyuan 2022 Products, Lufax and Lufunds entered into an agreement on September 14, 2026 with respect to the allocation thereof, pursuant to which (i) Lufax and Lufunds confirmed that the DeCheng Compensation Amount is not recoverable; and (ii) Lufunds shall pay approximately RMB92.9 million to Lufax (being 70% of the DeCheng Compensation Amount), of which 20% shall be paid by March 31, 2027 and 80% shall be paid by December 31, 2027. The allocation was determined based on the same considerations as the Agreed Percentage in respect of the Compensation Amount. The aforesaid repayment arrangement is a cash repayment arrangement of a remedial nature, the substance of which is to ensure that Lufax and Lufunds share the compensation payable to investors of the Daoyuan 2022 Products in the 30%:70% ratio. As no evidence of wrongdoing or misconduct on the part of Ping An Trust or other party has been identified in connection with the 2022 Products issued by Ping An Trust, no compensation or cost-sharing arrangement between Lufax and any other party has been entered into in respect of the loan of RMB0.81 billion extended by Lufax to DeCheng Investment under the 2022 Loan Transactions and ultimately used for repayment to retail investors of the 2022 Products issued by Ping An Trust.

Restatement of financial information

As disclosed in the February 2026 Announcement, the Company has restated the consolidated financial statements (prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board) for the years ended December 31, 2022 and December 31, 2023 (the “Previous Financial Information”), which were audited by EY in accordance with the International Standards on Auditing and the standards of the Public Company Accounting Oversight Board, respectively. The Company has published its annual results announcement and 2024 Annual Report and filed the annual report on the 2024 Form 20-F with the U.S. Securities and Exchange Commission, which contains the Company’s restated Previous Financial Information and consolidated financial statements for the year ended December 31, 2024, (collectively, the “Consolidated Financial Statements”), audited by EY.

Acquisition of de facto controlled entities

As disclosed in the announcement of the Company dated February 15, 2026, the Investigation Team identified three entities which were under the de facto management of the Company but whose financial data were not consolidated into the financial statements of the Company, including Zhongshi, Jiayun Hua’ao, and Shenzhen Tiankun Hengtai Investment Management Co., Ltd. (“Tiankun Hengtai”, which has been deregistered in October 2023). These entities have now been consolidated into the Group’s financial statements, thereby reflecting the economic substance of the relationships.

For Zhongshi, and for Jiayun Hua’ao (acquired by DeCheng Investment on behalf of the Company for the purpose of acquiring the 2019 Assets and did not conduct any actual business), the Company and the relevant parties have entered into the agreements to unwind the nominee arrangement with DeCheng Investment confirming that, inter alia: (i) DeCheng Investment held its equity interest in Zhongshi and Jiayun Hua’ao, as well as the underlying assets of certain risk assets or non-performing asset portfolios (the “Underlying Assets”) related to the financial products issued by Daoyuan or Ping An Trust, as a nominee for the Group; (ii) the payment arrangements effected pursuant to the loan agreements previously entered into between the Group and DeCheng Investment did not give rise to any genuine lending relationship; instead, such fund transfers represented payments and phased settlement arrangements made in connection with the nominee arrangement; (iii) such loan agreements shall be void ab initio; and (iv) DeCheng Investment shall unconditionally transfer its equity interest in Zhongshi and Jiayun Hua’ao and the Underlying Assets to the Group, upon which the repayment obligations of DeCheng Investment for the funds received under the relevant loan agreements shall be extinguished, with the tax costs and other expenses arising therefrom borne by the Group (the “Unwinding Arrangements”). The nominee arrangement between DeCheng Investment and the Group with respect to Zhongshi and Jiayun Hua’ao shall be terminated upon the registration of the transfer of the subject equity interest in Zhongshi and Jiayun Hua’ao according to the Unwinding Arrangements. As of the date of this announcement, the Unwinding Arrangements are subject to the completion of the tax filings and registration of the change in shareholding with the relevant PRC authorities. It is expected that the shares of Zhongshi and Jiayun Hua’ao previously held by DeCheng Investment as the nominee shareholder for the Group will be directly held by the Group by the end of 2026. The Group is considering dissolving Jiayun Hua’ao upon the disposal of all underlying assets acquired through Jiayun Hua’ao in connection with the 2019 Assets.

Given that (i) the Company has already consolidated both Zhongshi and Jiayun Hua’ao in the Group’s consolidated financial statements, and (ii) the Unwinding Arrangements are contemplated to restore and reflect the actual shareholding structure in Zhongshi and Jiayun Hua’ao for which no consideration will be paid, the Unwinding Arrangements do not constitute any transaction under Chapter 14 or Chapter 14A of the Listing Rules.

In respect of Tiankun Hengtai, the company was deregistered in October 2023.

Disciplinary actions against responsible individuals

As of the date of this announcement, following a series of changes to, and optimization of, the Board and corporate governance structure, none of the current senior management or current director of the Company was involved in any of the relevant transactions investigated or identified in the Independent Investigation or the Supplemental Investigation. The Company is of the view that there is no reasonable regulatory concern about the integrity, competence and/or character of the Group’s management and/or any person with substantial influence over the Company’s management and operations, which may pose a risk to investors and damage market confidence.

Based on the findings of the Independent Investigation, (i) Mr. Gregory Dean Gibb, Mr. David Siu Kam Choy, Mr. Yong Suk Cho and Mr. Zhu Peiqing were found to have played different roles in designing, approving and/or implementing the Subject Transactions; (ii) Mr. Gregory Dean Gibb, Mr. David Siu Kam Choy, Mr. Yong Suk Cho, Ms. Youn Jeong Lim and Mr. Zhu Peiqing were found to have played different roles in designing, approving and/or implementing the Loan Transactions; and (iii) Mr. David Siu Kam Choy, Mr. Yong Suk Cho and Mr. Ji Guangheng were found to have played different roles in designing, approving and/or implementing the arrangement of claiming hospitality expenses through Zhongshi.

The operational-level employees across certain departments were found to have participated in the execution of the transactions under the direction of the aforesaid senior management.

The Company has also determined appropriate actions to be taken against all individuals who had knowledge of or involvement in the execution of the relevant transactions. In determining the proposed actions, the Company took into account the following considerations, including, but not limited to: (i) the need to ensure that meaningful and proportionate disciplinary consequences are imposed on those responsible; (ii) the nature and extent of each individual’s role, responsibility, and level of knowledge in relation to the transactions; (iii) proportionality and consistency of treatment across individuals; and (iv) practical and enforcement-related considerations, adopting a pragmatic approach where appropriate.

7.	Opinion of EY, the Board and Audit Committee

During EY’s audits of the Group’s 2022 - 2025 consolidated financial statements, EY considered the matters identified by the Company’s predecessor auditors, the scope and findings of the Independent Investigation, and performed necessary additional audit procedures with the assistance of its forensic team (including discussions with the Investigation Team regarding their work, reviews of the work performed by the Investigation Team, interviews with relevant personnel, among other procedures). Based on the totality of the audit procedures EY performed, the Investigation Team’s conclusions were sufficient for the purpose of EY’s assessment of the impact of allegations on the Group’s financial statements for the respective years.

Having reviewed the reports of the Independent Investigation and the Supplemental Investigation, the Board and the Audit Committee are satisfied that the Independent Investigation and the Supplemental Investigation were adequate in scope to investigate (i) the Subject Transactions, (ii) Loan Transactions (with a view to identifying any other entities and/or transactions of a similar nature), and (iii) hospitality expenses incurred by certain Company employees that had not previously been consolidated into Lufax’s financial records and their implications under applicable law, the investigative procedures undertaken by the Investigation Team were adequate, and that the findings are reliable and well supported by the evidence and are in accordance with the Modified Resumption Guidance.

IV.	KEY FINDINGS AND RESULTS OF INTERNAL CONTROL REVIEW

The Company has appointed the Independent Internal Control Consultant to conduct a review of the internal control policies and procedures of the Group and provide corresponding rectification recommendations to improve the internal control system of the Group (the “Internal Control Review”). The scope of the Internal Control Review covers entity-level internal controls (control environment, risk assessment, control activities, information and communication, and monitoring), business process-level internal controls (wealth management business processes), and management process-level internal controls (financial reporting and information disclosure, management processes for connected parties and connected transactions, cash and treasury management processes, investment and valuation processes, consolidation and subsidiary management), covering the period from January 1, 2022 to December 31, 2025. The key areas of the Internal Control Review are the business and management functions that were implicated in the transactions investigated by the Independent Investigation, including, but not limited to, the corporate level, wealth management business, management of connected parties and connected party transactions, financial reporting and information disclosure, cash and treasury management, investment and valuation, and consolidation and subsidiary management.

As of the date of this announcement, the Independent Internal Control Consultant has provided improvement recommendations regarding internal control weaknesses identified during the internal control review. The Company has implemented corresponding remedial measures based on the recommendations of the Independent Internal Control Consultant. As of the date of this announcement, according to the follow-up review of the Independent Internal Control Consultant, the improvement recommendations proposed by the Independent Internal Control Consultant have been adopted and implemented. A summary of the key findings and results of the internal control review is as follows:

1.	Major Findings and Status of Review of the Independent Internal Control Review

A.	Major Findings and Status of Review of Internal Control Review at Company Level

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification

1.

The functional positioning of the Chief Risk Officer’s duties in comprehensive risk management needs to be clarified

The Chief Risk Officer of the Company has the following areas for improvement in the actual performance of duties:

1.  The performance of the Chief Risk Officer in respect of risk review and risk monitoring in the fields of financial product investment and existing wealth management business needs to be strengthened. The Chief Risk Officer shall issue review opinions on the Company’s major financial product investments and exercise effective oversight of the associated risks. The Chief Risk Officer shall also regularly review and monitor the progress of risk mitigation in the existing wealth management business, and shall make decisions on, and escalate to the management and the Board for attention, any material risk mitigation matters;

The improvement recommendations are as follows:

1.  It is recommended that the Company further clarify the functional positioning of the duties of the Chief Risk Officer within the comprehensive risk management system.

2.  It is recommended that the Company review and sort out material business risk items in its business and operations, and clarify the requirements for the scope of matters subject to the review by the Chief Risk Officer.

The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant has obtained and reviewed the “Comprehensive Risk Management Measures (2025 Edition)” (Lu Jin Kong Ban [2025] No. 31) formulated by the Company. It specifies that “the Company shall appoint a Chief Risk Officer, who shall serve as the Chairman of the Company’s Risk Management Executive Committee, assume full responsibility for the effectiveness of the Company’s comprehensive risk management implementation and the success or failure of risk control, and shall report to the Risk Control and Compliance Management Committee of the Board of Directors at least annually”, while also specifying the review requirements of the Chief Risk Officer for major businesses, major decisions, and high-risk projects. The above policy was published on September 25, 2025.

2.  In respect of other material risks faced by the Company, including liquidity, operational, reputational and compliance risks, the Chief Risk Officer is required to further strengthen the performance of duties in areas such as risk identification, assessment, monitoring, and reporting.

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification

2.

Internal control system to be optimized

The internal control system of the Company has the following issues:

1.  The internal control policy has not been formally issued: the Legal and Compliance Department has drafted the “Lufax Internal Control Management System”, but such system has not yet been formally issued;

2.  Internal control assessment for key business areas needs to be strengthened: the Company’s internal control assessment failed to effectively cover all core processes of the wealth management business;

3.  Internal control management of subsidiaries needs to be strengthened: the Company primarily conducts internal control self-assessments on its core business operations in accordance with internal control requirements, but a comprehensive internal control supervision and management mechanism covering subsidiaries from a legal person perspective has not been established, and internal control supervision and control as well as periodic reporting requirements for different types of subsidiaries have not been clearly defined.

The improvement recommendations are as follows:

1.  It is recommended that the Company issue the “Lufax Internal Control Management System” as soon as possible.

2.  It is recommended that the Company supplement the core internal control points of its wealth management business and carry out internal control assessment work.

3.  Incorporate the internal control supervision and management of subsidiaries into the overall internal control system of the Company, strengthen the supervision and evaluation of the internal control management of subsidiaries, guide subsidiaries to strengthen the construction of internal control systems, clarify internal control responsibilities, improve internal control measures, and enhance internal control assurance.

The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant has obtained and reviewed the “Lufax Holding Ltd Internal Control Management System (2025 Version)” (Lu Jin Kong Ban [2025] No. 26). The policy includes the organizational structure for internal control management, the fundamental requirements for internal control management, internal control assurance measures, internal control supervision and remediation, as well as requirements for internal control management of subsidiaries. The above policy was published on September 22, 2025.

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification

3.

Internal audit mechanism to be improved

The following issues existed in the operation of the Company’s internal audit system and mechanism:

1.  The appointment, removal and performance evaluation mechanisms for the person in charge of internal audit require enhancement: the appointment of the current person in charge of the Audit and Supervision Department of the Company was not considered by the Audit Committee of the Board, and his/her performance appraisal was not evaluated by the Audit Committee of the Board;

2.  The allocation of audit resources in the investment business segment needs to be strengthened: in 2024, the Company only conducted a special inspection targeting non-performing risky assets, which did not cover the entire investment business, and the inspection frequency, scope of coverage, and resource investment for the investment business need to be further improved;

3.  The personnel of the Audit and Supervision Department of the Company primarily possess auditing experience in retail credit business, but professional talent for investment business and wealth management business remains to be supplemented, and the professional expertise of audit personnel in these areas needs to be further enhanced.

The improvement recommendations are as follows:

1.  It is recommended that the Company establish a mechanism whereby the Audit Committee is responsible for the nomination, appointment, removal, and performance appraisal of the head of the Audit and Supervision Department; it is recommended that the Audit Committee of the Company conduct periodic performance appraisals of the Audit and Supervision Department.

2.  It is recommended to increase the frequency of audits for investment business, or to allocate resources to carry out special audits for investment business, so as to ensure coverage of all investment businesses.

3.  It is recommended that the Company adopt multiple channels to supplement audit professionals with expertise in the fields of investment and wealth management.

The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant has obtained and reviewed the Company’s “Summary of Proposals for the 2025 Second Quarter Audit Committee Meeting”. The meeting clarified the audit assessment and evaluation mechanism for 2025, established a mechanism for regular independent reporting to the Audit Committee, covering the institutional framework, audit strategy, resource requirements, assessment indicators, audit reports, work progress, dynamic focus, major risks and routine matters, and at the same time clarified the independence safeguard mechanism for audit. The above reporting contents were approved at the Audit Committee meeting of the Company on July 17, 2025.

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification

4.

The internal controls of Zhongshi are subject to further enhancement

The existing internal control management mechanism of Zhongshi has the following issues:

1.  Zhongshi has not fully implemented the compliance review and update of its existing policies and procedures; certain policies remain nominal in nature, with actual implementation being inconsistent with the requirements set out in the relevant policies.

2.  Following the consolidation of Zhongshi into the Company’s scope of consolidation, Zhongshi has not, by reference to the Company’s internal control management requirements, reviewed and established an internal control matrix covering the overall management and control of Zhongshi and its debt collection business, and the internal control requirements have not been decomposed and implemented at the level of specific business processes.

3.  The business department of Zhongshi has not, at the transaction initiation stage, conducted the requisite preliminary assessment of relevant transactions in accordance with the Company’s management requirements, and the business personnel lack substantive judgment as to whether a transaction constitutes a discloseable transaction.

The improvement recommendations are as follows:

1.  It is recommended that Zhongshi, in accordance with the procedures for policy review and revision as stipulated in the “Policy Management Guidelines of Zhongshi Credit Management Co., Ltd. (2024 Edition)” and the “Compliance Review Management Measures of Zhongshi Credit Management Co., Ltd. (2024 Edition)”, conduct a comprehensive review and revision of the existing policies and procedures of Zhongshi, with particular focus on the completeness, consistency, compliance, effectiveness and operability of such policies and procedures.

2.  It is recommended that the internal control management mechanism of Zhongshi be enhanced by supplementing the overall management and control framework and the core business internal control matrix together with their specific control points, and that periodic self-assessments of the effectiveness of internal controls be conducted.

3.  It is recommended that dedicated training sessions on, among others, Chapter 14 “Notifiable Transactions” of the Listing Rules be organized for the heads of relevant departments and key personnel of Zhongshi, so as to enhance the professional understanding, identification and practical capabilities of Zhongshi’s personnel with respect to transaction classification, disclosure standards and approval requirements, and to reinforce the compliance culture.

The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant has obtained and reviewed the checklist for the self-inspection and review of policy management conducted by Zhongshi. In the course of such self-inspection and review, the Company identified a total of 6 policies requiring revision, namely: the “Policy Management Guidelines of Zhongshi Credit Management Co., Ltd. (2026 Edition)” (Zhongshi Credit Office [2026] No. 8), the “Administrative Measures for the Purchase, Sale and Disposal of Non-Performing Small Loan Assets of Zhongshi Credit Management Co., Ltd.” (Zhongshi Credit Office [2026] No. 12), the “Proprietary Funds Management System of Zhongshi (2026 Edition)” (Zhongshi Credit Office [2026] No. 11), the “Administrative Measures for Fixed Asset Management of Zhongshi Credit Management Co., Ltd. (2026 Edition)” (Zhongshi Credit Office [2026] No. 7), the “Anti-Fraud Policy of Zhongshi Credit Management Co., Ltd. (2026 Edition)” (Zhongshi Credit Office [2026] No. 9), and the “Authorization Management System of Zhongshi Credit Management Co., Ltd.” (Zhongshi Credit Office [2026] No. 10). The revisions to the relevant policies were made in accordance with the internal control management requirements of the Group and are aligned with the policy management of the Company. The above policies were published before August 15, 2026.

In addition, the Independent Internal Control Consultant has also reviewed the “Control Activities Checklist — Matrix” prepared by Zhongshi during the rectification period, the compliance awareness emails regularly issued by Zhongshi to its headquarters and branches, as well as the thematic training materials and related communication emails on the topic of notifiable transactions and connected transactions.

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification
5.

Zhongshi has not yet established a comprehensive authorization management mechanism

Zhongshi has formulated the “Financial Approval and Authorization Management Measures” (Zhongshi Credit Office [2025] No. 8), which sets out a tiered authorization and approval mechanism with defined responsibilities and authority boundaries for various matters under the finance function.

However, Zhongshi has not yet established an authorization management mechanism and authorization register covering its business operation functions, and has not set out standardized provisions in respect of the core control elements, including the scope and types of business covered by authorization, the form of authorization instruments, the processing procedures for authorization, the mechanisms for amendment and termination of authorization, and the supervision and periodic review of authorization execution.

It is recommended that Zhongshi establish a clear authorization management mechanism and authorization register, setting out the core control elements including the scope and types of business covered by authorization, the form of authorization instruments, the processing procedures for authorization, the mechanisms for amendment and termination of authorization, and the supervision and periodic review of authorization execution.

The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant has obtained and reviewed the “Authorization Management System of Zhongshi Credit Management Co., Ltd. (2026 Edition)” (Zhongshi Credit Office [2026] No. 10) formulated by Zhongshi. The policy sets out, among other things, the forms and requirements for authorization, the duration, amendment and termination of authorization, the division of responsibilities, and supervision and inspection requirements, and regulates the authorization management activities among the various departments and levels within the Company, including but not limited to matters relating to business authority, risk control and approval authority, financial approval authority, human resources management authority, and other matters involving the allocation of the Company’s resources and the execution of decisions. The policy was published on August 12, 2026.

In addition, the Independent Internal Control Consultant has also reviewed the updated “Control Activities Checklist — Matrix” of Zhongshi and the “Approval Management Items List of Lufax Holding Ltd — Zhongshi”.

B.	Major Findings and Status of Review of Internal Control Review at Business Process Level

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification
6.	Failure to establish valuation policies and guidelines	The improvement recommendations are as follows:	The Company has implemented the improvement recommendations in accordance with the plan.

The Company’s Wealth and New Business Management Department is responsible for conducting periodic valuations of existing wealth management businesses. The valuation results are confirmed following discussion with the Finance Department, after which a submission is initiated by the Risk Analysis Department and submitted to management for approval before being recognized for accounting purposes. Currently, the Company has not yet formulated policies and guidelines regarding valuation processes and valuation methodologies.

1.  It is recommended that the Company formulate a financial asset valuation policy to clarify the organizational structure and departmental functional positioning for valuation work, as well as valuation methods and valuation processes.

2.  It is recommended that the Company designate a risk function department to conduct an independent review of the valuation results.

The Independent Internal Control Consultant has obtained and reviewed the “Valuation Management Measures” (Lu Jin Kong Ban [2025] No. 47). The measures set out, among others, the framework for valuation management, organizational structure and responsibilities, valuation procedures (pre-investment and post-investment), valuation methodologies, valuation reporting, third-party valuation management and valuation application. It also specifies that the Risk Management Department and the Finance Department are responsible for reviewing the authenticity and reasonableness of information relating to valuation methodologies, the implementation process of valuation procedures, valuation assumptions and valuation conclusions, while the business departments are responsible for reviewing valuation reports issued by third-party institutions engaged by them. The measures were issued on December 26, 2025.

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification
7.

Asset disposal system for existing business not updated in a timely manner

The Company has clarified the responsibilities and work processes for the management of special assets in the “Administrative Measures for the Collection and Disposal of Special Assets”. The Independent Internal Control Consultant found that the system was a system drafted prior to the exit of the wealth business, and was subsequently not formally issued due to the Company’s strategic and organizational restructuring. The following issues exist:

1.  The organizational structure and description of duties have not been updated;

2.  The management processes and management requirements for special assets are inconsistent with existing businesses.

It is recommended that the Company revise the management system for disposal of existing business assets to clarify the existing business structure for asset disposal, asset disposal procedures, and division of responsibilities, ensuring alignment between the system and business practice.

The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant has obtained and reviewed the “Administrative Measures for the Collection and Disposal of Existing Special Assets of the Wealth Business” (Lu Jin Kong Ban [2025] No. 42). The measures specify that assets classified as sub-standard or below, assets subject to litigation or arbitration, written-off assets, assets obtained through debt settlement, and other special assets shall be the subject of management, and set out provisions on, among other things, organizational structure and responsibilities, dynamic management of special assets, and the management of the collection and disposal of special assets. In addition, the measures specify that the Risk Management Department shall assume supervisory and management responsibilities for the Company’s post-investment risk management, while the business departments shall be responsible for the post-investment risk management of investment projects within their respective purview and shall be subject to the supervision of the Risk Management Department. The measures were issued on November 18, 2025.

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification
8.

The outsourced debt collection practices of Zhongshi in respect of its investment in non-performing assets are subject to further enhancement

In respect of the full-process management and control of asset disposals and the management of third-party service providers, Zhongshi has the following issues:

1.  Absence of a disposal mechanism for long- outstanding assets that are difficult to recover. For aged cases that remain unrecovered after multiple rounds of outsourced debt collection, Zhongshi currently only adopts a circular collection approach of returning and reallocating such cases, and has not formulated a dedicated asset disposal plan, nor specified the trigger conditions, decision-making process and approval authority for specific disposal paths.

2.  Absence of admission criteria for third-party valuation service providers. Zhongshi has not established admission criteria for the selection of third-party valuation service providers, and the prudence of the selection process for such service providers is insufficient.

The improvement recommendations are as follows:

1.  It is recommended that a disposal mechanism for long-outstanding assets that are difficult to recover be formulated. In respect of non-performing assets that remain unrecovered after multiple rounds of outsourced debt collection, a dedicated disposal plan should be developed, including, among others, establishing identification criteria and trigger thresholds for dormant assets by reference to asset characteristics and industry practices, setting out detailed asset disposal paths, specifying the decision-making authority, approval process and post-write-off management requirements for disposal methods, and incorporating the same into the existing management framework for the disposal of non-performing assets.

2.  It is recommended that Zhongshi establish admission criteria for third-party valuation service providers or adopt the approved supplier list of Lufax Holding Ltd. Such admission criteria for service providers should specify the core selection criteria including qualification requirements, professional capabilities and compliance reputation, and standardize the approval process for the selection of service providers.

The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant has obtained and reviewed the “Administrative Measures for the Purchase, Sale and Disposal of Non-Performing Small Loan Assets” (Zhongshi Credit Office [2026] No. 12) revised by Zhongshi, as well as the “Appendix — Detailed Rules for the Disposal of Long-Outstanding Non-Performing Assets Difficult to Recover” thereunder. Revisions were made to, among other things, the approval process for the purchase, sale and disposal of non-performing small loan assets, the risk management mechanism, the disposal of long-outstanding non-performing assets that are difficult to recover, and the admission criteria for third-party valuation service providers. The detailed rules set out the criteria for the determination of asset disposals, the core considerations and principal methods for asset disposal, and the specific approval procedures. The measures were published on August 14, 2026.

C.	Major Findings and Status of Review of Internal Control Review at Management Process Level

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification

9.

Inadequate look-through identification of connected transactions

The Company’s existing management system for connected transactions does not require the implementation of look-through identification and review of transaction structures (such as nested financial products), and is unable to fully identify connected parties and transaction amounts.

It was involved that the Company’s investment in assets held by connected parties through trust schemes in May 2023; in the review of the trust scheme investments, no look-through analysis was conducted on the underlying assets of the trust schemes, and such business was not included within the scope of connected transaction management to perform the corresponding consideration, approval, and reporting procedures. The following issues exist:

1.  There is a lack of operational management requirements for underlying look-through identification for investments in different business types (especially investments in financial products);

It is recommended that the Company, in accordance with the requirements of Chapter 14A of the Listing Rules and internal control management practices within the industry:

1.  the Company should implement look-through identification of the underlying assets of the investment targets, tracing back to the ultimate connected parties;

2.  the approval process for connected transactions must cover all transaction levels;

3.  the business departments, compliance department, and internal audit department should form a management closed-loop for identification, review, and supervision.

The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant has obtained and reviewed the “Administrative Measures for Connected Transactions (2025 Version)” (Lu Jin Kong Ban [2025] No. 29). The measures further clarify the responsibilities of the respective departments, specifying that the business departments, as the primary responsible parties for the management of connected transactions, shall assume primary responsibility for the identification, reporting for review, disclosure, filing, and archive management of the relevant transactions. The measure was issued on September 24, 2025.

The Company has formulated the “Connected Party Information Reporting Template”, which has been formally implemented in the Company’s connected transaction management system.

2.  The business department failed to proactively perform look-through identification of the underlying connected parties of the relevant products, and the Legal and Compliance Department failed to conduct review and verification of the look-through process of such business department;

3.  There is a lack of standardized tools for the look-through identification of connected transactions, and there is no mandatory requirement for business departments to report underlying asset information.

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification

10.	Admission review for allocation of self-owned funds to financial products needs to be strengthened	The improvement recommendations are as follows:	The Company has implemented the improvement recommendations in accordance with the plan.

The Company’s current “Administrative Measures for the Allocation of Self-owned Funds” (Lu Jin Kong Ban [2025] No. 16) does not specify the review and assessment standards for investments in financial products, and does not require an assessment and determination as to whether relevant investments satisfy the conditions for consolidation or whether look-through management is required, failing to effectively identify risks of consolidation and potential compliance risks.

1.  implement a layer-by-layer review of the underlying assets of financial products to identify the substance of risks;

2.  design an exclusive assessment framework based on product risk categories;

3.  major investment decisions must involve the substantive participation of and the expression of opinions by the Chief Risk Officer.

The Independent Internal Control Consultant has obtained and reviewed the “Lufax Self-owned Fund Allocation Business Admission Review Form”. The review form sets out standardized requirements in respect of the information of the manager, product information, allocation plan, review opinions, and review results. The review form was disseminated to relevant departments via email on September 30, 2025 and has been adopted as a mandatory submission document for pre-investment admission review.

It was involved that the Company’s investment in certain single capital trust schemes, which achieved redemption of investor funds through specific transaction structure designs. The following issues existed in such investment:

1.  The Legal and Compliance Department and the Risk Analysis Department failed to conduct risk identification and assessment on the underlying assets of the trust investment on a look-through basis, and failed to review the compliance of the transaction and potential risks; the Treasury Department failed to review whether the allocation of the underlying assets of the trust scheme complied with the admission standards for financial products;

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification

2.  The same assessment standards were applied to products with different risk characteristics (such as non-standard trusts and public funds);

3.  Investment in the trust plan was considered and approved by the Company’s Investment and Financing Working Group (abolished) on a case-by-case basis, lacking appropriate and effective authorization and review (such as the lack of independent review by the Chief Risk Officer).

11.

Post-investment risk management for proprietary funds allocation needs to be strengthened

The Company’s current “Administrative Measures for the Allocation of Self-owned Funds” (Lu Jin Kong Ban [2025] No. 16) has failed to establish a differentiated post-investment management mechanism based on the characteristics of investment products, and the performance of post-investment supervisory duties by the Risk Analysis Department and relevant business departments has been inadequate.

The Independent Internal Control Consultant identified the following issues:

1.  The Company’s post-investment risk reviews have not designed differentiated post-investment management processes based on factors such as consolidation conditions of financial product financial statements and look-through management of assets;

The improvement recommendations are as follows:

1.  design special monitoring processes based on product risk attributes (whether consolidated/ look-through);

2.  the risk departments and compliance departments shall conduct independent reviews of post-investment management;

3.  strengthen post-investment risk management of its proprietary funds.

The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant has obtained and reviewed the “Lufax Post-investment Risk Management Measures” (Lu Jin Kong Ban [2025] No. 25). The measures regulate the scope of post-investment risk management by reference to the sources of funds, asset types, and the scope of work, and specify that the Risk Management Department shall assume supervisory and management responsibilities for the Company’s post-investment risk management, while the business departments shall be responsible for the post-investment risk management of investment projects within their respective purview and shall be subject to the supervision of the Risk Management Department. The measures were issued on September 23, 2025.

In addition, the Independent Internal Control Consultant has further obtained and reviewed the “Annual Risk Management Work Report of the Company for 2025” (February 2026), which was prepared by the Risk Analysis Department and

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification

2.  The Risk Analysis Department and relevant business departments of the Company failed to conduct independent review and supervision over the post-investment risk management of its proprietary funds;

3.  The audit frequency of the Audit and Supervision Department for the proprietary fund allocation business remains to be improved.

considered by the Company’s Risk Management Executive Committee. The report covers the independent supervision of post-investment risks relating to the Company’s overall allocation of proprietary funds, consolidated analysis, cap usage monitoring, and the discharge of risk assessment duties.

12.

The monitoring mechanism for caps on continuing connected transactions needs to be further strengthened

The Independent Internal Control Consultant found that the Company’s monitoring mechanism for the caps of continuing connected transactions has the following issues:

1.  The Legal and Compliance Department only performs quarterly consolidation of budget execution data submitted by the Finance Department and the Treasury Department and reports to the Connected Transaction Management Committee and the Board of Directors, but lacks a review mechanism for data relating to connected transaction limits;

2.  For continuing connected transactions involving goods or services, asset or interest transfers, and the utilization of funds, as well as those related to Ping An Consumer Finance, the Company primarily relies on quarterly statistics of limit utilization rates, and there is insufficient documentation of assessments on limit usage in the course of reviewing individual transactions.

Pursuant to Chapter 14A of the Listing Rules and effective internal control standards, it is recommended that the Company:

1.  caps must be set and monitored for all types of continuing connected transactions (including subsidiaries and various business lines of the Company);

2.  real-time/near real-time cap usage tracking and alert procedures must be established;

3.  business departments shall bear primary responsibility for cap control within their respective fields, and the compliance department shall conduct independent verification.

The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant has obtained and reviewed the “Administrative Measures for Connected Transactions (2025 Edition)” (Lu Jin Kong Ban [2025] No. 29). The measures clarify the responsibilities of the respective departments and provide that, in accordance with the requirements of the Listing Rules, the Company shall manage connected transactions on the principles of proactive management, look-through management, and aggregate control, and shall establish a budget management mechanism for connected transactions to ensure that the estimation and control of connected transaction caps are conducted on a pre-emptive basis. The measures were issued on September 24, 2025.

At the same time, the Independent Internal Control Consultant also reviewed the Company’s 2025 third quarter connected transaction management work report and newly entered continuing connected transaction agreements.

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification

13.

Mechanism for the collection and verification of connected parties’ information to be improved

The issues of the Company’s mechanism for the collection and verification of connected parties’ information are as follows:

1.  The detailed criteria for the determination of connected parties under different business scopes have to be further refined, there are instances where business departments demonstrate insufficient understanding in the identification and determination process, as well as cases where the collection of directors’ information of certain subsidiaries is incomplete;

2.  For connected party lists provided by different functional departments, the Legal and Compliance Department is responsible for collection and consolidation and conducts sample checks on a random basis; however, there is a lack of effective information system support to ensure the timeliness and accuracy of updates to the connected party lists.

The improvement recommendations are as follows:

1.  Pursuant to the definition of connected persons under Chapter 14A of the Listing Rules and other regulatory rules, it is recommended that the Company sort out the identification criteria for connected parties under different regulatory scopes, formulate clear and operable rules for the determination of connected parties, and standardize the connected party information collection forms.

2.  It is recommended that the Company introduce external connected parties’ identification and verification tools.

3.  It is recommended that the Company strengthen the training and publicity on the identification of connected parties for all departments.

The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant has obtained and reviewed the “Administrative Measures for Connected Transactions (2025 Edition)” (Lu Jin Kong Ban [2025] No. 29). The measures refine the criteria for the determination of connected parties in accordance with applicable regulatory requirements, and require the relevant departments to conduct periodic reviews and provide regular reports. The policy was published on September 24, 2025.

At the same time, the Independent Internal Control Consultant has also obtained and reviewed the connected transaction management system implemented by the Company.

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification

14.	Lack of independent third-party review on the authenticity and accuracy of valuation data	The improvement recommendations are as follows:	The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant found that the Company’s proprietary funds are mainly invested in bank wealth management products, insurance asset management products, brokerage asset management products, public funds, and trust schemes. The valuation of the products primarily relies on the periodic valuation reports from the product management institutions. The investment management position of the Capital Allocation Office under the Treasury Department conducts a formalistic internal preliminary review of the valuation data received, and submits it to the Finance Department for bookkeeping after the review. There is a lack of an independent department or third-party institution to conduct reviews on aspects such as whether the valuation methods comply with contractual agreements, and the reasonableness of the valuation processes and logic. Furthermore, differentiated valuation management processes, have not been designed for the attributes of different financial assets invested.

1.  It is recommended that the Company designates an independent department or an external third-party institution to conduct periodic reviews of the valuation process, valuation methods and logic, etc.

2.  It is recommended that the Company designs different valuation review processes respectively based on whether there is look-through consolidation and whether they are standardized assets.

The Independent Internal Control Consultant obtained and reviewed the “Valuation Management Measures” (Lu Jin Kong Ban [2025] No. 47). The measures specify that the relevant departments of the Company shall be responsible for reviewing the authenticity and reasonableness of information relating to valuation methodologies, the implementation process of valuation procedures, valuation assumptions, and valuation conclusions. The measures were released on December 26, 2025.

At the same time, the Independent Internal Control Consultant obtained and reviewed valuation review records.

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification

15.	Lack of approval and control for account cancellation suspension and change process	The improvement recommendations are as follows:	The Company has implemented the improvement recommendations in accordance with the plan.

The Company’s current “Management System for Proprietary Funds” (Lu Jin Kong Ban [2019] No. 7) lacks clear provisions and effective control mechanisms regarding changes (particularly suspension of cancellation) during the execution of approved resolutions for account cancellation, leading to the following issues:

1.  The system does not stipulate the level of approval authority, form and specific approval requirements for the suspension of an approved account cancellation resolution;

2.  The system fails to provide for operational risk management requirements for the suspension of account cancellation;

1.  It is recommended that the Company amend the “Management System for Proprietary Funds”.

2.  It is recommended that the Company establish the principle of “no execution without written instructions” in the “Management System for Proprietary Funds”, or issue written operational guidelines to execution personnel to clarify indemnity clauses.

The Independent Internal Control Consultant has obtained and reviewed the “Management Policy for Proprietary Funds” (Lu Jin Kong Ban [2025] No. 32) and the “Guidelines for Proprietary Funds Account Management” (Lu Jin Kong Ban [2025] No. 33). The policy supplements the procedures for handling circumstances where the account cancellation process is suspended upon the request of the business department, as well as applications for the termination of account cancellation that have not been approved by management. The guidelines set out the procedures for handling circumstances where the operational process for the cancellation of proprietary fund accounts has been initiated but is required to be terminated due to special reasons.

	3. Lack of requirements for mandatory written record-keeping of the suspension of change instructions.		The above policy and guidelines were published on September 28, 2025.

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification

16.

Management Measures for Connected Transactions not updated in a timely manner

The Independent Internal Control Consultant found that the Company did not include the duties and requirements of the Office in Chapter 3 “Management Structure and Duties for Connected Transactions” of the “Administrative Measures for Connected Transactions (2023 Edition)”. In practice, the Office assumes the functional responsibilities of collecting and providing information on the domestic connected parties of the Company (domestic legal entities and domestic connected natural persons) and reporting changes in information of connected parties to the Legal and Compliance Department in a timely manner.

It is recommended that the Company amend the “Administrative Measures for Connected Transactions” to supplement the functional positioning of the Office.

The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant has obtained and reviewed the “Measures for the Management of Connected Transactions (2025 Edition)” (Lu Jin Kong Ban [2025] No. 29). The measures supplement and refine the description of responsibilities of the relevant departments of the Company. The measures were published on September 24, 2025.

17.

The management system for the allocation of proprietary funds failed to specify the requirements for the management of investment archives

The Company’s “Administrative Measures for the Allocation of Proprietary Funds” lacks requirements for the management of investment archives. The Independent Internal Control Consultant found that current investment-related data, including product prospectuses, price inquiry records, transaction statements, transaction flow vouchers, and periodic product disclosure reports, are currently kept by the respective persons-in-charge of each department and the branch offices and subsidiaries; certain historical investment materials are unavailable due to the departure of the relevant persons-in-charge.

It is recommended that the Company standardize the management requirements for investment archives, and clarify management requirements such as the scope of investment archives, filing procedures, retention periods, and the departments and personnel responsible for custody.

The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant has obtained and reviewed the “Rules for the Custody of Business Files for Lufax Holding Ltd’s Proprietary Funds Allocation”. The rules set out the principles for the custody of archives, the custody procedures, the departments responsible for custody and the retention periods, and specify the requirements for the details of pre-investment, mid-investment, and post-investment archives as well as the frequency of archive collection. These requirements were disseminated via email on September 1, 2025 as a supporting implementation guideline under the “Measures for the Management of Proprietary Funds Allocation”.

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification

At the same time, the Independent Internal Control Consultant has obtained and reviewed the relevant investment product filing materials generated after the issuance of these rules.

18.

Unclear admission standards for trust cooperative institutions

The Company has not yet formulated specific requirements for the admission standards, admission approval procedures, dynamic monitoring, and post-cooperation evaluation management of trust cooperation institutions.

It is recommended that the Company clarify the admission standards for trust cooperation institutions in the trust cooperation business.

The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant has obtained and reviewed the relevant email issued by the Company on July 22, 2025, which explicitly specifies the requirements to supplement and refine the admission standards for trust cooperation institutions under the “Management System for Trust Cooperation Business” issued in 2024.

19.

Systems and norms for financing management business have not yet been established

The Independent Internal Control Consultant found that the “Lufax Holding Ltd Financing Management Measures” has not been formally issued, and there is a lack of institutional regulations for the financing management business.

It is recommended that the Company initiate the approval and issuance process for the “Lufax Holding Ltd Financing Management Measures” as soon as possible.

The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant has obtained and reviewed the “Financing Management Measures” (Lu Jin Kong Ban [2025] No. 30). The measures specify that financing comprises indirect financing and direct financing, and set out provisions on, among other things, the fundamental principles for financing management, the responsible units and the division of responsibilities, operational requirements, risk management, and the delegation of authority. The measures were published on September 26, 2025.

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification

20.

Strengthen management of external lending business

The Company engaged in multiple external lending transactions between 2017 and 2025. Major lending operations were initiated by the relevant departments, reviewed by authorized internal relevant departments, and submitted to the Chief Executive Officer for approval. As of the review date, some loans remain in a state of rollover. The Company’s management of external lending business exhibits the following issues:

1.  The Company has not yet established explicit internal control management requirements for external lending;

2.  The Company failed to conduct risk assessments and solvency analyses of the borrowing entities, did not collect financial information or other relevant documents from the borrowers, and failed to prudently review the appraised value of the equity pledged by the borrowing entities;

3.  The Company’s authorization and approval mechanism for external lending is deficient at the execution level;

4.  The Company has not established a risk control mechanism for the duration of the loan term and failed to carry out effective periodic inspections and risk early-warning procedures and regularly perform dynamic valuations of the equity pledged by borrowing entities;

The improvement recommendations are as follows:

1.  It is recommended that the Company further revise the “Administrative Measures for the Allocation of Proprietary Funds” (2025 Edition) to clarify the requirements for the management of borrowings;

2.  It is recommended that the Company standardize the application materials for external lending;

3.  It is recommended that the Company further clarify the authorization approval mechanism corresponding to the external lending business;

4.  It is recommended that the Company improve its risk control management during the duration of loans;

5.  It is recommended that the Company establish a centrally managed ledger for external lending and maintain complete records of key information regarding existing lending transactions.

The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant has obtained and reviewed the “Measures for the Management of Proprietary Funds Allocation (Revised Edition)” (Lu Jin Kong Ban [2026] No. 02) and the “Operational Guidelines for External Lending Business”. The measures and the accompanying guidelines set out the procedures for the admission and approval of external lending, the disbursement of loans, and the management of loans during their term, and standardize the application materials required for lending. The measures and accompanying guidelines were published on January 23, 2026.

At the same time, the Independent Internal Control Consultant has obtained and reviewed the “Detailed Rules for Post-Investment Risk Management of Lufax Holding Ltd” which set out the risk management requirements throughout the lifecycle of its lending business, the “Risk Monitoring Table for Non-standard Projects” and the “External Lending Management Ledger”.

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification

5.  The Company’s record-keeping of lending information is incomplete, and the management of lending ledgers needs to be strengthened;

6.  The Company continued to provide financial support to borrowing entities with overdue loans, reflecting imprudent risk management.

21.

Consolidation management remains to be strengthened

The Company exercises control over both Zhongshi and Jiayun Hua’ao regarding investment and operational decisions, human resources, and institutional management. The purpose of their establishment was to avoid the negative reputational impact that might arise when the Company disposes of distressed assets or honors financial products with overdue risks. However, in practice regarding financial management and information disclosure, the Company failed to include these two entities within the scope of its consolidated financial statements.

The Company has deficiencies in its management of consolidation and subsidiaries, and its accounting treatment of specific entities needs to be strengthened; the consolidated financial statements failed to fully reflect the rights and risks associated with its substantive control relationships.

The improvement recommendations are as follows:

1.  It is recommended that the Company formulate an inspection plan, clearly define the inspection program and execution mechanism.

2.  Re-evaluate control relationships and perform retrospective consolidation.

3.  Establish a normalized monitoring and supervisory mechanism for consolidation management.

4.  Foster an awareness of compliance management among all employees, improve the compliance accountability mechanism, and clarify internal and external whistle-blowing systems.

The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant has obtained and reviewed the “Regular Review System for Subsidiaries within the Scope of Consolidation”, which was published on May 28, 2026. The policy establishes a mechanism for the periodic review and management of subsidiaries within the scope of consolidation, and sets out the division of responsibilities for the consolidation scope review, the review cycle, and the review procedures.

In addition, the Independent Internal Control Consultant has obtained and reviewed the work notice titled “Review of Subsidiaries within the Scope of Consolidation” sent by the Company to the relevant departments on May 19, 2026, as well as the “Consolidation Scope Inventory Report” prepared by the Company’s Finance Department on May 29, 2026 and approved by the Chief Financial Officer on May 30, 2026. The report did not identify any entities that should have been included within the scope of the Company’s consolidated financial statements but were not.

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification

In respect of the entities previously identified, the Company has re-assessed the relevant control relationships in accordance with the Accounting Standards for Business Enterprises, and has completed the retrospective consolidation and related accounting treatment in the financial statements disclosed for the corresponding years.

22.

Policies and systems for information disclosure handling to be improved

The following issues exist in the Company’s policies and systems for information disclosure handling:

1.  The scope of information disclosure is not clearly defined, with only major matters requiring disclosure being listed;

2.  The specific requirements for information confidentiality and the forms of accountability for breach of such requirements have not been clearly specified;

3.  Failure to stipulate the time limit for responding to regulatory enquiries and the authorized response mechanism.

It is recommended that the Company improve the “Detailed Rules for Information Disclosure Management” to cover, among other things, the division of responsibilities among relevant functional departments, the definition of the scope of information disclosure, procedures for external announcements of confidential information, and mechanisms for handling and monitoring information leakage.

The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant has obtained and reviewed the “Detailed Rules for the Implementation of Information Disclosure Affairs (2025 Edition)” (Lu Jin Kong Ban [2025] No. 35). The policy sets out the fundamental requirements for information disclosure work, including the basic principles for information disclosure, the responsible departments and the division of responsibilities, and archive management, and regulates the principal contents of information required to be disclosed, as well as the procedures for the preparation, review, and publication thereof. The policy was published on September 28, 2025.

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification

23.	Strengthen the identification of discloseable transactions	The improvement recommendations are as follows:	The Company has implemented the improvement recommendations in accordance with the plan.

Since its listing in Hong Kong in April 2023, the Company did not timely identify, report, consider, and disclose certain “discloseable transactions” or “major transactions. ” Specifically:

1.  The Company has not yet established a pre-requisite step at critical decision-making points during the initiation and internal approval of transactions;

2.  The primary responsibility of business departments to conduct scale testing and disclosure assessments during the transaction initiation stage has not been clearly defined or effectively implemented; there may be circumstances of post intervention by relevant departments, and there is a lack of mechanisms for review at critical points in the process;

3.  The Company’s internal staff lacked sufficient compliance awareness, failing to effectively and timely identify and discover transactions that were required to be disclosed under the Listing Rules.

1. Optimize the review, approval, and disclosure process for major transactions. 2. Conduct special training on information disclosure.

The Independent Internal Control Consultant has obtained and reviewed the “Working Guidelines for the Disclosure of Major Transactions of Lufax Holding Ltd”. The guidelines set out the types of notifiable transactions, the requirements for size testing of notifiable transactions, the review and approval procedures, and the monitoring mechanism.

Meanwhile, the Independent Internal Control Consultant has obtained and reviewed the thematic training materials on information disclosure under Chapter 14 of the Listing Rules, “Notifiable Transactions.”

The Company has established and improved the internal and external communication and consultation mechanisms involving major transaction matters.

Serial Number	Summary of Issues Identified	Improvement Recommendations	Summary of Rectification

24.	Failure to implement a unified expense control system for entities with controlling relationship	The recommendations for improvement are as follows:	The Company has implemented the improvement recommendations in accordance with the plan.

The Independent Internal Control Consultant identified that between 2021 and 2025, certain employees of the Company reimbursed expenses through Zhongshi, an entity under the Company’s substantive control, the vast majority of which were external business hospitality expenses. The Independent Internal Control Consultant further learned that, the “Measures for Expense Management” applicable to Zhongshi during the same period did not set any limits on hospitality expenses.

The Company failed to implement unified and effective company-level control practices for entities over which it has substantive control.

1.  It is recommended that Zhongshi revise its expense reimbursement system to ensure full alignment with the Company’s compliance requirements.

2.  It is recommended that specialised trainings on the expense management system be organized for management and relevant business and finance personnel.

The Independent Internal Control Consultant has obtained and reviewed the “Measures for Expense Management (2026 Edition)” and the “Measures for the Management of Conference and Training Expenses (2026 Edition)” revised by Zhongshi. Revisions were made to, among other things, the provisions on the management of key expenses, the management requirements for conferences and training, the standards for conference and training expenses, budget management and reimbursement requirements, and the requirements and standards for expense reimbursement management, ensuring alignment with the Company’s expense management policies. The measures were issued on March 25, 2026 and March

26, 2026, respectively, and were

communicated to relevant personnel by way of email.

In addition, the Independent Internal Control Consultant has obtained and reviewed expense reimbursement samples of Zhongshi after the revised policies took effect, and has verified the budget approval for expense reimbursements, expense vouchers and the corresponding approval documents for expense disbursements.

2.	Results of the Independent Internal Control Review

The Independent Internal Control Consultant (i) has completed the follow-up review and confirmed that all issues identified in the Internal Control Review report have been adequately addressed through the aforesaid remedial measures; and (ii) is of the view that, based on its review scope, methodology and procedures, the Company has established an internal control enhancement mechanism that meets the requirements of the Listing Rules, the remedial measures implemented by the Company to address the identified internal control deficiencies are appropriate, and the Company’s internal control system, on the basis of such remediation is adequate.

3.	Opinion of the Board and Audit Committee

The Board, including the Audit Committee, reviewed the findings and the recommendations of the Independent Internal Control Consultant and the results of the follow-up review conducted by the Independent Internal Control Consultant. The Group has revised and/or strengthened (where applicable) the relevant policies and procedures of the Group based on the opinions and recommendations made by the Independent Internal Control Consultant. The Board (including the Audit Committee) is of the view that the remedial actions taken by the Company are adequate and sufficient to address the internal control issues identified, and that the Company has in place adequate internal control system and procedures to meet its obligations under the Listing Rules upon the completion of the rectifications.

The Board will continue to monitor the implementation and effectiveness of the Group’s internal control systems and procedures to fulfil its obligations under the Listing Rules and to ensure that its internal control policies and procedures are reasonable and adequate and properly integrated into its operations. For those remedial measures that have been adopted but no sampling could be undertaken in the follow up review by the Independent Internal Control Consultant due to the absence of occurrence of the relevant event(s), the Company will incorporate the matter into its scope of internal review in the current financial year, in accordance with paragraph H of the mandatory disclosure requirements under the Corporate Governance Code set out in Appendix C1 to the Listing Rules (“CG Code”). Such review findings, together with the key findings of the Internal Control Review and the remedial actions will be disclosed in accordance with the CG Code in the Company’s next corporate governance report.

In addition, to support the Company’s pursuits of high standards of corporate governance, Ping An Group has issued an undertaking to the Company and the Stock Exchange, provided that nothing therein shall override or affect Ping An Group’s compliance with any applicable laws and regulations or the corresponding regulatory requirements, pursuant to which Ping An Group, among other things, acknowledged and reaffirmed the importance of maintaining, and irrevocably undertook to ensure and not to interfere with, the independent governance, management and operation of the Group, and undertook to confirm its compliance with such undertaking on an annual basis. The Audit Committee will, taking into account Ping An Group’s annual confirmation, annually assess Ping An Group’s compliance with the aforesaid undertaking and disclose its assessment in the Company’s annual report.

V.	CONTINUED SUSPENSION OF TRADING

At the request of the Company, trading in the ordinary shares of the Company on The Stock Exchange of Hong Kong Limited has been halted with effect from 9:00 a.m. on January 28, 2025, and will remain suspended.

The Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

By order of the Board Lufax Holding Ltd Dicky Peter YIP Chairman of the Board

Hong Kong, September 21, 2026

As of the date of this announcement, the Board comprises Mr. Xiang JI as the executive Director, and Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP, Mr. Siu Hong CHENG and Mr. Wai Kin CHIM as the independent non-executive Directors.